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FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date: March 26, 2009

TALISMAN ENERGY INC.
Commission File No. 1-6665
[Translation of registrant's name into English]

2000, 888 - 3rd Street S.W.,
Calgary, Alberta, Canada, T2P 5C5
[Address of principal executive offices]

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):                                    .

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                             .

This Report on Form 6-K incorporates by reference the exhibit attached hereto which was filed by Talisman Energy Inc. with the Canadian Securities Commissions (the "Commissions") on the date specified in the exhibit list.

Exhibit	Title
99.1	Notice of Annual and Special Meeting of Shareholders — Meeting Date: April 29, 2009.
99.2	Management Proxy Circular
99.3	Form of Proxy

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TALISMAN ENERGY INC. [Registrant]
Date: March 26, 2009
	By:	/s/ LESLIE A. LAWSON Leslie A. Lawson Assistant Corporate Secretary

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SIGNATURES